UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92766K106

(CUSIP Number)

James Cahillane

Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor,

New York, NY 10012

(212) 497-9050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 92766K106	Page 1 of 16 pages

(1)	Names of Reporting Persons Vieco USA, Inc.
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 114,790,438
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 114,790,438
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.7%
(14)	Type of Reporting Person CO

13D

CUSIP No. 92766K106	Page 2 of 16 pages

(1)	Names of Reporting Persons Vieco 10 Limited
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Bristish Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 114,790,438
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 114,790,438
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.7%
(14)	Type of Reporting Person CO

13D

CUSIP No. 92766K106	Page 3 of 16 pages

(1)	Names of Reporting Persons Virgin Investments Limited
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 114,790,438
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 114,790,438
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.7%
(14)	Type of Reporting Person CO

13D

CUSIP No. 92766K106	Page 4 of 16 pages

(1)	Names of Reporting Persons Virgin Group Investments LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 114,790,438
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 114,790,438
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.7%
(14)	Type of Reporting Person OO (Limited liability company)

13D

CUSIP No. 92766K106	Page 5 of 16 pages

(1)	Names of Reporting Persons Corvina Holdings Limited
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 114,790,438
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 114,790,438
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.7%
(14)	Type of Reporting Person CO

13D

CUSIP No. 92766K106	Page 6 of 16 pages

(1)	Names of Reporting Persons Virgin Group Holdings Limited
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 114,790,438
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 114,790,438
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.7%
(14)	Type of Reporting Person CO

13D

CUSIP No. 92766K106	Page 7 of 16 pages

(1)	Names of Reporting Persons Sir Richard Branson
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 114,790,438
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 114,790,438
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.7%
(14)	Type of Reporting Person IN

CUSIP No. 92766K106	13D	Page 8 of 16 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 166 North Roadrunner Parkway, Suite 1C, Las Cruces, NM 88011.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Vieco USA, Inc. (“Vieco US”);

Vieco 10 Limited (“V10”);

Virgin Investments Limited (“VIL”);

Virgin Group Investments LLC (“VGIL”);

Corvina Holdings Limited (“Corvina”);

Virgin Group Holdings Limited (“VGHL”); and

Sir Richard Branson.

Vieco US and VGIL are each organized under the laws of the State of Delaware. Sir Richard Branson is a citizen of the United Kingdom. Each of the other Reporting Persons is organized under the laws of the British Virgin Islands. The address of Sir Richard Branson is Headland House, Moskito Island, VG 1150, British Virgin Islands. The business address of Vieco US is 65 Bleecker Street, 6th Floor, New York, NY 10012. The business address of each of the other Reporting Persons is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. The principal business of Sir Richard Branson is entrepreneurship. The principal business of each of the other Reporting Persons is investing in securities, including the securities of the Issuer.

Information with respect to the directors and officers of Vieco US, V10, VIL, VGIL, Corvina and VGHL (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

The Reporting Persons, SCH Sponsor Corp. (“Sponsor”) and Chamath Palihapitiya may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by Sponsor and Mr. Palihapitiya are not the subject of this Schedule 13D and accordingly, neither Sponsor nor Mr. Palihapitiya is included as a Reporting Person. For a description of the relationship between the Reporting Persons, Sponsor and Mr. Palihapitiya, see Item 4 below.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 92766K106	13D	Page 9 of 16 pages

Item 3.	Source and Amount of Funds or Other Consideration.

On October 25, 2019, in connection with the closing of the Business Combination (as defined herein), Vieco US acquired 130,000,000 shares of Common Stock from the Issuer in exchange for the contribution of all outstanding shares and interests in each of TSC Vehicle Holdings, Inc. (“TSCV”), Virgin Galactic Vehicle Holdings, Inc. (“VGVH”) and VGH, LLC (together with TSCV and VGVH, the “VG Companies”) to the Issuer. At the closing of the Business Combination, the Issuer also repurchased 5,209,562 shares of Common Stock from Vieco US at a price of $10.00 per share and Vieco US simultaneously elected to have Chamath Palihapitiya purchase 10,000,000 shares of Common Stock from Vieco US in a secondary purchase pursuant to the Purchase Agreement (as defined herein) for aggregate consideration of $100,000,000.

Item 4.	Purpose of Transaction.

Business Combination

On October 25, 2019, the Issuer reincorporated as a Delaware corporation and consummated the acquisition of the VG Companies (the “Business Combination”) pursuant to the Agreement and Plan of Merger, dated as of July 9, 2019, as amended on October 2, 2019 (the “Merger Agreement”), by and among V10, Vieco US, Foundation Sub 1, Inc. (“Merger Sub A”), Foundation Sub 2, Inc. (“Merger Sub B”), Foundation Sub LLC (“Merger Sub LLC” and, collectively with Merger Sub A and Merger Sub B, the “Merger Subs”) and the VG Companies. As consideration for the acquisition of the VG Companies, the Issuer issued 130,000,000 shares of Common Stock to Vieco US. The Issuer subsequently repurchased 5,209,562 shares of Common Stock at a price of $10.00 per share from Vieco US.

Purchase Agreement

In connection with the Merger Agreement, Social Capital Hedosophia Holdings Corp., a Cayman Islands exempted company (“SCH” ) entered into a purchase agreement, dated as of July 9, 2019, (as further supplemented by the Assignment, Consent and Waiver Agreement, dated as of October 2, 2019, the “Purchase Agreement”), with V10, Vieco US and Chamath Palihapitiya, SCH’s Chief Executive Officer and Chairman of its board of directors. Pursuant to the Purchase Agreement, on October 25, 2019, Mr. Palihapitiya purchased 10,000,000 shares of Common Stock from Vieco US at a price of $10.00 per share.

Stockholders’ Agreement

On October 25, 2019, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with Vieco US, Sponsor and Mr. Palihapitiya (together with Vieco US and the Sponsor, the “Voting Parties”), which sets forth, among other things, certain rights and obligations of the parties with respect to: the corporate governance of the Issuer, including director designation rights and the identity of the Chairperson of the Issuer’s Board of Directors (the “Board”); voting rights; and approval rights and limitations with respect to certain transactions.

CUSIP No. 92766K106	13D	Page 10 of 16 pages

Director Designation

For so long as Vieco US beneficially owns Common Stock representing 50% or more of the Common Stock owned by Vieco US immediately after the consummation of the transactions contemplated by the Merger Agreement and the Purchase Agreement, Vieco US may designate three individuals to serve on the Board. In the event that Vieco US beneficially owns less than 50% of the Common Stock but 25% or more of the Common Stock owned by Vieco US immediately after the consummation of the transactions contemplated by the Merger Agreement and the Purchase Agreement, it may designate two directors to serve on the Board. In the event that Vieco US beneficially owns less than 25% of the Common Stock but 10% or more of the Common Stock owned by Vieco US immediately after the consummation of the transactions contemplated by the Merger Agreement and the Purchase Agreement, it may designate one director to serve on the Board. In the event that Vieco US beneficially owns less than 10% of the Common Stock owned by Vieco US immediately after the consummation of the transactions contemplated by the Merger Agreement and the Purchase Agreement, it will not have the right to designate any directors. Upon any decrease in the number of directors that Vieco US is entitled to designate for nomination to the Board, Vieco US shall take all necessary action to cause the appropriate number of designees to offer to tender their resignation, effective as of the next annual meeting of stockholders of Issuer.

At the closing of the Business Combination, Vieco US designated Craig Kreeger, Evan Lovell and George Mattson to serve on the Board.

In addition, Vieco US has agreed to take all necessary action to cause the initial Chairperson of the Board to be Mr. Palihapitiya.

Voting Rights

Pursuant to the Stockholders’ Agreement, each of the Issuer and the Voting Parties have agreed not to take, directly or indirectly, any actions (including removing directors in a manner inconsistent with the Stockholders’ Agreement) that would frustrate, obstruct or otherwise affect the provisions of the Stockholders’ Agreement. Each Voting Party will vote all of its shares of Common Stock held by such Voting Party in such manner as may be necessary to elect and/or maintain in office as members of the Board those individuals designated in accordance with the Stockholders’ Agreement and to otherwise effect the intent of the provisions of the Stockholders’ Agreement.

Approval Rights and Limitations

Pursuant to the Stockholders’ Agreement, for so long as it has the right to designate at least one director, Vieco US will also have certain approval rights with respect to significant corporate transactions, including: any business combination or similar transaction; amendments to the Issuer’s certificate of incorporation, bylaws or other organizational documents; a liquidation or related transaction; and an issuance of capital stock in excess of 5% of the then issued and outstanding shares of the Issuer.

CUSIP No. 92766K106	13D	Page 11 of 16 pages

For so long as it has the right to designate two directors, Vieco US will have additional approval rights with respect to certain transactions, including: increasing or decreasing the size of the Board; an issuance or sale of any capital stock of the Issuer or its subsidiaries, other than an issuance of shares of capital stock upon the exercise of options to purchase shares of capital stock of the Issuer; making any dividends or distributions to the stockholders of the Issuer other than certain redemptions and those made in connection with the cessation of services of employees; incurring indebtedness outside of the ordinary course in an amount greater than $25.0 million in a single transaction or $100.0 million in aggregate consolidated indebtedness; and transactions with any interested stockholder pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

The Stockholders’ Agreement also requires Vieco US to consult with the Board before taking any action by written consent as a stockholder of the Issuer.

Registration Rights Agreement

At the closing of the Business Combination, the Issuer, Vieco US, the Sponsor and Mr. Palihapitiya entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to register for resale certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. The Registration Rights Agreement contains certain restrictions on transfer with respect to the 50% of the shares of Common Stock received by Vieco US in connection with the Business Combination, including a two-year lock-up of such shares.

Trademark License Agreement

Also upon closing of the Business Combination, and as contemplated by the Merger Agreement and the Deed of Novation dated July 9, 2019, as amended on October 2, 2019, the amended trademark license agreement (the “Amended TMLA”) between the Issuer and Virgin Enterprises Limited, an affiliate of the Reporting Persons, became effective. Pursuant to the Amended TMLA, the Issuer has agreed to provide Virgin Enterprises Limited the right to designate one director to the Board at any time if the Reporting Persons or their affiliates do not otherwise have the right to designate a director to the Board.

The foregoing descriptions of the Merger Agreement, Purchase Agreement, Stockholders’ Agreement, Registration Rights Agreement and Amended TMLA do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders’ Agreement and the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that

CUSIP No. 92766K106	13D	Page 12 of 16 pages

could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 195,587,552 shares of Common Stock outstanding as of October 25, 2019:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Vieco USA, Inc.	114,790,438	58.7%	0	114,790,438	0	114,790,438
Vieco 10 Limited	114,790,438	58.7%	0	114,790,438	0	114,790,438
Virgin Investments Limited	114,790,438	58.7%	0	114,790,438	0	114,790,438
Virgin Group Investments, LLC	114,790,438	58.7%	0	114,790,438	0	114,790,438
Corvina Holdings Limited	114,790,438	58.7%	0	114,790,438	0	114,790,438
Virgin Group Holdings Limited	114,790,438	58.7%	0	114,790,438	0	114,790,438
Sir Richard Branson	114,790,438	58.7%	0	114,790,438	0	114,790,438

(1)    As discussed in Item 2 above, Sponsor and Mr. Palihapitiya are not included as Reporting Persons in this Schedule 13D, and the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock held by Sponsor and Mr. Palihapitiya.

Vieco US is the record holder of the securities reported herein. Vieco US is a wholly owned subsidiary of V10, whose majority owner is VIL, whose sole shareholder is VGIL, whose sole managing member is Corvina, whose sole shareholder is VGHL. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Vieco US.

CUSIP No. 92766K106	13D	Page 13 of 16 pages

Sir Richard Branson owns and has the ability to appoint and remove the management of VGHL and, as such, may indirectly control the decisions of VGHL, regarding the voting and disposition of securities owned by VGHL. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the securities owned by VGHL.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement, Purchase Agreement, Stockholders’ Agreement and Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Agreement and Plan of Merger, dated as of July 9, 2019, by and among the Issuer, Vieco 10 Limited, Foundation Sub 1, Inc., Foundation Sub 2, Inc., Foundation Sub LLC, TSC Vehicle Holdings, Inc., Virgin Galactic Vehicle Holdings, Inc. and VGH, LLC (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Issuer’s Current Report on Form 8-K filed July 11, 2019).

3	Amendment No. 1 to Agreement And Plan of Merger, dated as of October 2, 2019, by and among the Issuer, Foundation Sub 1, Inc., Foundation Sub 2, Inc., Foundation Sub LLC, Vieco 10 Limited, Vieco USA, Inc., TSC Vehicle Holdings, Inc., Virgin Galactic Vehicle Holdings, Inc., and VGH, LLC (incorporated by reference to Exhibit 2.1(a) to the Issuer’s Registration Statement on Form S-4 (File No. 33-233098) filed October 3, 2019).

CUSIP No. 92766K106	13D	Page 14 of 16 pages

4	Purchase Agreement, dated July 9, 2019, by and among the Issuer, Chamath Palihapitiya and Vieco US (incorporated by reference to Exhibit 10.1 to the Issuer’s amended Current Report on Form 8-K/A filed on July 11, 2019).

5	Stockholders’ Agreement by and among VGH, Inc., the Sponsor, Chamath Palihapitiya and Vieco US (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed on October 28, 2019).

6	Amended and Restated Registration Rights Agreement by and among VGH, Inc., Vieco US, the Sponsor and Chamath Palihapitiya (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed on October 28, 2019).

7	Deed of Novation, Amendment and Restatement, dated July 9, 2019, by and among Virgin Enterprises Limited, Virgin Galactic, LLC and Social Capital Hedosophia Holdings Corp. (incorporated by reference to Exhibit 10.20 to the Issuer’s Registration Statement on Form S-4 (File No. 333-233098) filed August 7, 2019).

8	Deed of Amendment, dated as of October 2, 2019, by and among Virgin Enterprises Limited, Virgin Galactic, LLC and Social Capital Hedosophia Holdings Corp. (incorporated by reference to Exhibit 10.21(a) to the Issuer’s Registration Statement on Form S-4 (File No. 333-233098) filed October 3, 2019).

9	Powers of Attorney.

CUSIP No. 92766K106	13D	Page 15 of 16 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2019

VIECO USA, INC.

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

VIECO 10 LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN INVESTMENTS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP INVESTMENTS LLC

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

CORVINA HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

CUSIP No. 92766K106	13D	Page 16 of 16 pages

SIR RICHARD BRANSON

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Vieco USA, Inc., Vieco 10 Limited, Virgin Investments Limited, Virgin Group Investments, LLC, Corvina Holdings Limited and Virgin Group Holdings Limited are set forth below.

Vieco USA, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Evan Lovell	Chief Investment Officer, Virgin Group	65 Bleecker Street, 6th Floor, New York, NY 10012	United States

James Cahillane	U.S. General Counsel, Virgin Group	65 Bleecker Street, 6th Floor, New York, NY 10012	United States, Ireland

Harold Brunink	U.S. Assistant General Counsel, Virgin Group	65 Bleecker Street, 6th Floor, New York, NY 10012	United States & Netherlands

Vieco 10 Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Evan Lovell	Chief Investment Officer, Virgin Group	65 Bleecker Street, 6th Floor, New York, NY 10012	United States

James Cahillane	U.S. General Counsel, Virgin Group	65 Bleecker Street, 6th Floor, New York, NY 10012	United States, Ireland

Mohamed Rashid Al Hurr Al Suwaidi	Senior Vice President - Sovereign Investment Partnerships	Al Sila Tower, 22nd Floor, Al Maryah Island, Abu Dhabi 45023, UAE	United Arab Emirates

Gaston Urda	Sr. Advisor to CEO, Aerospace, Renewables and Information Communication and Technology	Al Mamoura A Building, 7th Floor, Abu Dhabi 45005, UAE	Argentina

Virgin Investments Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom

Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Peter Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Virgin Group Investments, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom

Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Peter Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Corvina Holdings Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom

Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Peter Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Virgin Group Holdings Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom

Leonard Anthony Birmingham	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Sir Richard Branson	Self Employed	Headland House, Moskito Island, VG 1150, BVI	United Kingdom

Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Peter Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom